FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

April 6, 2005

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

AMEX / TSX: LCC
APRIL 6, 2005	NR:05-08

LUMINA RECEIVES PRELIMINARY SUPREME COURT APPROVAL

FOR ITS PLANNED RESTRUCTURING

Vancouver, British Columbia - Lumina Copper Corp has received from the Supreme Court of British Columbia preliminary approval to proceed with its restructuring.  Lumina will now seek shareholder approval for the restructuring and then final court approval on or about May 15, 2005.  The Management Proxy Circular will be mailed on April 12, 2005 to shareholders of record as of April 1, 2005.  It is anticipated that the restructuring will take effect approximately 5 days from the date of the court's final approval.  Shareholders of record at the close of trading on the day prior to the date of the restructuring will receive, in exchange for their Lumina shares, shares in the new entities Regalito Copper Corp, Northern Peru Copper Corp, Global Copper Corp and Lumina Resources Corp.

The shareholders meeting to vote on the restructuring is scheduled for May 9, 2005 at 1:30 pm at the Metropolitan Hotel in Vancouver, British Columbia.

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041